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Exhibit 3

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5 www.napalladium.com
For Immediate Release	News Release
TSX: PDL NYSE-A: PAL

North American Palladium Announces
Fourth Quarter and Year Ended December 31, 2008 Results

TORONTO, February 24, 2009 — North American Palladium Ltd. today announced financial results for the fourth quarter and year ended December 31, 2008.

"In response to the difficult market conditions we faced in the last quarter of 2008, North American Palladium reacted quickly to preserve the health of the Company by putting our Lac des Iles mine on temporary care and maintenance" said William Biggar, President and CEO. "Accordingly, we have maintained a strong balance sheet, with $86 million in working capital and no long-term debt. The $7 million exploration program previously announced on our Offset Zone at the Lac des Iles mine is now underway and updates on the drill program will be provided as results are received. Management also continues to work on a prefeasibility study for the Offset Zone, as well as a mine restart plan with the objective of streamlining processes and lowering operating costs."

FINANCIAL HIGHLIGHTS

  •
  On October 29, 2008, due to a dramatic decline in the price of the Company's main metals, palladium and platinum, the Lac des Iles mine was temporarily placed on a care and maintenance basis. Revenue after pricing adjustments for the year ended December 31, 2008 was $125.5 million, a decrease of $70.4 million (36%) from the prior year.

  •
  For the year ended December 31, 2008 the Company reported a net loss of $160.7 million or $1.94 per share compared to a net loss of $28.7 million or $0.51 per share for the year ended December 31, 2007. The results for 2008 include a $90.0 million or $1.09 per share non-cash impairment charge on the Company's investment in its Lac des Iles mine due to prevailing market conditions. Excluding the impairment charge, the net loss was $70.7 million or $0.85 per share.

  •
  Net working capital was $86.1 million at December 31, 2008, including cash and cash equivalents of $43.1 million and concentrate awaiting settlement of $43.1 million.

  •
  The Company's total debt was reduced by $31.5 million in 2008 with no long-term debt as at December 31, 2008.

  •
  Palladium production for the year ended December 31, 2008 was 212,046 ounces, a decrease of 26% compared to 286,334 ounces in the prior year, which reflects the 10 months of production in 2008 prior to the Lac des Iles mine being placed on temporary care and maintenance.

  •
  For the year ended December 31, 2008, cash cost per ounce of palladium produced,(1) net of by-product metal revenue and royalties, was US$283 compared to US$164 the previous year. The increase in cash cost per ounce is attributable to the reduction of by-product revenue due to lower commodity prices.

(1)
Non-GAAP measure. Reference should be made to footnote 1 at the end of this press release.

Financial Results

Revenue after pricing adjustments for the three months ended December 31, 2008 was $11.3 million compared to $46.5 million in the same period last year, a reduction of $35.2 million (76%) due mainly to the October 29, 2008 temporary closure of the Lac des Iles mine. Revenue after pricing adjustments for the year ended December 31, 2008 was $125.5 million, a decrease of $70.4 million (36%) compared to $195.9 million last year. Pricing adjustments for the year ended December 31, 2008 reduced revenue by $22.9 million compared to a reduction of $5.4 million last year.

For the three months ended December 31, 2008, the Company reported a net loss of $112.4 million or $1.31 per share, compared to a net loss of $11.1 million or $0.19 per share in the same period last year. The results for the fourth quarter include a non-cash impairment charge of $90.0 million or $1.05 per share, to write down the Company's investment in mining interests due to prevailing market conditions. For the year ended December 31, 2008, the Company reported a net loss of $160.7 million or $1.94 per share compared to a net loss of $28.7 million or $0.51 per share for the year ended December 31, 2007.

Palladium production for the three months ended December 31, 2008 of 21,373 ounces was down 70% compared to 71,595 ounces in the same period last year due mainly to the temporary closure of the Lac des Iles mine on October 29, 2008. Palladium production for the year ended December 31, 2008 was 212,046 ounces, down 26% compared to 286,334 ounces in the previous year.

Palladium sales that were settled during the three months ended December 31, 2008, realized an average of US$207 per ounce, a decrease of 41% compared to US$348 per ounce in the same period last year. Palladium sales that were settled during the year ended December 31, 2008, realized an average of US$378 per ounce, an increase of 9% compared to US$346 per ounce in 2007. The spot price of palladium as at December 31, 2008 for the concentrate awaiting settlement mark-to-market was US$183, down 50% compared to the December 31, 2007 spot price of US$364.

For the quarter ended December 31, 2008, cash cost(1) per ounce of palladium, net of by-product metal revenues and royalties, increased to US$464 per ounce as compared to US$221 per ounce in the corresponding period in 2007 due primarily to decreased by-product revenues as a result of lower by-product commodity prices, offset by the weakening Canadian dollar. For the year ended December 31, 2008, cash cost(1) per ounce of palladium, net of by-product metal revenues and royalties, increased to US$283 per ounce as compared to US$164 per ounce in the previous year. The increase is attributable to the reduction of by-product revenue as a result of lower by-product commodity prices.

For the three months ended December 31, 2008, the loss from mining operations was $104.6 million, a decline of $103.6 million compared to last year's loss of $1.0 million. For the year ended December 31, 2008, the loss from mining operations was $127.8 million compared to income from mining operations of $0.5 million last year.

Cash used in operations for the quarter ended December 31, 2008 was $16.6 million compared to cash provided by operations of $10.5 million in the same period last year. The quarter ended December 31, 2008 includes cash severance and other costs in connection with the temporary mine closure of $6.3 million. For the year ended December 31, 2008, cash provided by operations was $6.9 million compared to $25.5 million last year.

The Company's total debt position (short and long-term) decreased to $7.6 million at December 31, 2008 compared to $39.1 million at December 31, 2007.

Net working capital as at December 31, 2008 was $86.1 million compared to $128.4 million as at December 31, 2007. In addition to cash and cash equivalents as at December 31, 2008 of $43.1 million, the Company had concentrate awaiting settlement of $43.1 million.

(1)
Non-GAAP measure. Reference should be made to footnote 1 at the end of this press release.

Outlook

The price of the Company's two main metals changed dramatically over a very short period of time. As recently as June 2008, palladium and platinum traded at US$475 per ounce and US$2,103 per ounce respectively. As of February 23, 2009, the spot price of palladium was US$204 per ounce and platinum was US$1,074 per ounce.

The temporary closing of the Lac des Iles mine will reduce expenses and maintain the Company's strong cash position. In addition to the cash on hand, management expects to realize significant cash flow over the next few months as payment is received for metal sales made prior to the closure.

Going forward, management intends to focus on strategic initiatives, including:

  •
  Completing the $7.0 million drilling and exploration programs at Lac des Iles to further delineate and upgrade resources in the Offset Zone and to conduct grassroots exploration on the property adjacent to the mine;

  •
  Completing a prefeasibility study on the Offset Zone. This project has the potential to extend the life of the Lac des Iles mine significantly;

  •
  Developing a plan for the restart of the mine as a higher grade, lower tonnage, underground-only operation with a focus on streamlining processes and lowering operating costs, and

  •
  Leveraging the Company's strong balance sheet to pursue potential acquisitions and joint venture opportunities that may emerge in these difficult and volatile markets.

The strategic direction of the Company is to build upon its significant palladium and platinum precious metal resources at Lac des Iles by acquiring gold resources and/or operations with the objective of building a mid-tier precious metals company with multiple revenue sources.

Offset Zone Development

The results of a preliminary economic assessment released in May 2008 estimated that the entire Offset Zone could be mined for up to ten years yielding annual production of 250,000 ounces of palladium, 16,000 ounces of platinum, 17,000 ounces of gold, 2 million pounds of nickel, and 4 million pounds of copper when operating at 6,000 tonnes per day (see May 7, 2008 press release).

In January 2009, the Company announced the result of a NI 43-101 resource estimate for the Offset Zone prepared by Scott Wilson RPA that upgraded the indicated resource from 3.2 million tonnes to 12.3 million tonnes, an increase of 280%. This upgrade reflects the positive results from a $1.7 million drill program conducted in 2007 (see January 20, 2009 press release).

A detailed prefeasibility report is underway with the objectives of converting indicated resources to probable reserves, and assessing the optimal mining and milling configuration and economics of developing the Offset Zone. The report is expected to be completed by the end of the second quarter 2009.

Conference Call and Webcast

The Company will host its year end conference call at 10:00 a.m. ET on Wednesday, February 25, 2009. The toll-free conference call dial-in number in North America is 1-888-789-0150 and the local and overseas dial-in number is 416-695-6622.

The conference call will be simultaneously webcast and archived at www.napalladium.com and at www.investorcalendar.com/IC/CEPage.asp?ID=140235. A replay of the conference call will be available until March 18, 2009 toll-free at 1-800-408-3053, locally and overseas at 416-695-5800, access code #3281999.

1 Non-GAAP Measure

This press release refers to cash cost per ounce which is not a recognized measure under Canadian GAAP. This non-GAAP financial measure does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to a similar measure presented by other issuers. Management uses this measure internally. The use of this measure enables management to better assess performance trends. Management understands that a number of investors and others who follow the Company's performance assess performance in this way. Management believes that this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following table reconciles this non-GAAP measure to the most directly comparable Canadian GAAP measure:

Reconciliation of Cash Cost per Ounce to Financial Statements

	Three Months Ended Dec 31		Twelve Months Ended Dec 31
(thousands of dollars except per ounce amounts)	2008	2007	2008	2007
Production costs	$22,358	$30,386	$115,037	$124,921
Less mine shutdown costs	(7,877)	—	(7,877)	—
Smelter treatment, refining and freight costs	1,255	5,939	19,325	22,444

	15,736	36,325	126,485	147,365
Less by-product metal revenue	(3,818)	(22,701)	(69,203)	(104,126)

	$11,918	$13,624	$57,282	$43,239

Divided by ounces of palladium	20,996	62,446	189,968	251,531
Cash cost per ounce (CDN$)	$568	$218	$302	$172
Exchange rate (CDN$1 = US$)	0.817	1.012	0.939	0.952

Cash cost per ounce (US$)	$464	$221	$283	$164

Further information about the fourth quarter results are available in the Company's financial statements and MD&A, which will be filed on its website, with Canadian provincial securities authorities (www.sedar.com) and with the U.S. Securities and Exchange Commission (www.sec.gov).

About North American Palladium

North American Palladium is a precious metals company that owns one of North America's largest palladium mines, historically producing approximately 4% of global palladium supply. The Company's palladium production at its Lac des Iles mine is strengthened by a significant contribution from platinum, gold, nickel and copper by-product metals. The Lac des Iles mine was placed on temporary care and maintenance in October 2008 due to low metal prices. The Company benefits from operating in a politically stable jurisdiction with developed infrastructure and a history of innovation and excellence in mining. Please visit www.napalladium.com for more information.

For further information, please contact:
Fraser Sinclair
Vice President, Finance & Chief Financial Officer
Tel: 416-360-7971 Ext. 222
Tel: 1-888-360-7590
Email: fsinclair@napalladium.com

Linda Armstrong
Director, Investor Relations
Tel: 416-360-7971 Ext. 226
Tel: 1-888-360-7590
Email: larmstrong@napalladium.com

Cautionary Statement on Forward-Looking Information

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the Company's mine remains viable operationally and economically; financing is available on reasonable terms; expectations for mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, metal recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; disruptions to credit and equity markets; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

 North American Palladium Ltd.
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

	December 31 2008	December 31 2007
ASSETS
Current Assets
Cash and cash equivalents	$43,068	$74,606
Concentrate awaiting settlement, net	43,051	79,087
Taxes recoverable	638	62
Inventories	16,590	26,320
Other assets	3,193	2,563

	106,540	182,638
Mining interests, net	31,640	114,464
Mine restoration deposit	8,724	8,272

	$146,904	$305,374

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$13,996	$20,757
Future mining tax liability	—	168
Current portion of obligations under capital leases	1,992	1,672
Convertible notes payable	—	25,710
Current portion of long-term debt	4,430	5,918

	20,418	54,225
Mine restoration obligation	8,455	8,878
Obligations under capital leases	1,130	1,824
Long-term debt	—	3,957
Future mining tax liability	—	539

	30,003	69,423
Shareholders' Equity
Common share capital and purchase warrants	485,386	443,986
Stock options	2,305	1,673
Equity component of convertible notes payable, net of issue costs	—	6,044
Contributed surplus	12,336	6,292
Deficit	(383,126)	(222,044)

Total shareholders' equity	116,901	235,951

	$146,904	$305,374

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and on the Company's website at www.napalladium.com.

 North American Palladium Ltd.
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(expressed in thousands of Canadian dollars, except share and per share amounts)

	Three months ended December 31		Year ended December 31
	2008	2007	2008	2007
Revenue — before pricing adjustments	$9,642	$44,938	$148,428	$201,367
Pricing Adjustments:
Commodities	(7,189)	1,799	(38,633)	8,756
Foreign exchange	8,889	(231)	15,696	(14,191)

Revenue — after pricing adjustments	11,342	46,506	125,491	195,932

Operating expenses
Production costs	22,358	30,386	115,037	124,921
Inventory pricing adjustment	(1,599)	144	3,875	144
Smelter treatment, refining and freight costs	1,255	5,939	19,325	22,444
Amortization	3,154	10,876	36,026	46,908
Asset impairment charge	90,000	—	90,000	—
Insurance recovery	—	—	(13,800)	—
Loss on disposal of equipment	893	—	2,466	—
Asset retirement costs	(142)	160	321	1,010

Total operating expenses	115,919	47,505	253,250	195,427

Income (loss) from mining operations	(104,577)	(999)	(127,759)	505

Other expenses
General and administration	1,829	2,061	7,666	7,773
Exploration	4,670	5,179	23,070	12,138
Interest and other financing costs	463	3,162	3,443	18,633
Foreign exchange loss (gain)	1,438	(271)	971	(8,422)

Total other expenses	8,400	10,131	35,150	30,122

Loss before taxes	(112,977)	(11,130)	(162,909)	(29,617)
Income and mining tax recovery	(558)	(42)	(2,230)	(937)

Net loss and comprehensive loss for the period	(112,419)	(11,088)	(160,679)	(28,680)
Deficit, beginning of period, as previously reported	(270,707)	(210,956)	(222,044)	(193,364)
Adoption of new accounting standards for inventory	—	—	(403)	—

Deficit, end of period	$(383,126)	$(222,044)	$(383,126)	$(222,044)

Net loss per share
Basic and diluted	$(1.31)	$(0.19)	$(1.94)	$(0.51)

Weighted average number of shares outstanding
Basic and diluted	85,628,711	60,250,864	82,839,706	55,792,203

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and on the Company's website at www.napalladium.com.

 North American Palladium Ltd.
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)

	Three months ended December 31		Year ended December 31
	2008	2007	2008	2007
Cash provided by (used in)
Operations
Net loss for the period	$(112,419)	$(11,088)	$(160,679)	$(28,680)
Operating items not involving cash
Accretion expense relating to convertible notes payable	87	2,291	3,372	12,947
Amortization	3,154	10,876	34,046	46,908
Amortization of deferred financing costs	9	135	193	751
Asset impairment charge	90,000	—	90,000	—
Interest on convertible notes settled in shares	50	636	732	2,644
Accrued interest on mine restoration deposit	(6)	(121)	(135)	(231)
Unrealized foreign exchange loss (gain)	(7,241)	3,711	(13,635)	10,799
Unrealized commodity price adjustment	9,057	(1,324)	43,028	(3,964)
Asset retirement costs	(142)	160	321	1,010
Future income tax recovery	—	(42)	(2,121)	(937)
Stock based compensation and employee benefits	568	320	1,945	1,637
Loss on disposal of equipment	893	—	2,466	—

	(15,990)	5,554	(467)	42,884
Changes in non-cash working capital	(573)	4,967	7,317	(17,408)

	(16,563)	10,521	6,850	25,476

Financing Activities
Advances (settlements) under purchase facility	—	(3,990)	—	—
Issuance of common shares and warrants, net of issue costs	—	69,615	10,475	75,318
Repayment of long-term debt	(1,716)	(1,478)	(6,291)	(12,016)
Repayment of obligations under capital leases	(544)	(417)	(1,866)	(1,979)
Mine restoration deposit	—	—	(317)	—

	(2,260)	63,730	2,001	61,323

Investing Activities
Additions to mining interests	(4,544)	(3,799)	(40,691)	(15,346)
Proceeds on disposal of mining interests	8	—	302	—

	(4,536)	(3,799)	(40,389)	(15,346)

Increase (decrease) in cash and cash equivalents	(23,359)	70,452	(31,538)	71,453
Cash and cash equivalents, beginning of period	66,427	4,154	74,606	3,153

Cash and cash equivalents, end of period	$43,068	$74,606	$43,068	$74,606

Cash and cash equivalents consisting of:
Cash	$2,532	$4,444	$2,532	$4,444
Short-term investments	40,536	70,162	40,536	70,162

	$43,068	$74,606	$43,068	$74,606

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and on the Company's website at www.napalladium.com.

 Consolidated Statement of Shareholders' Equity
(expressed in thousands of Canadian dollars, except share amounts)

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2007	75,770,570	$430,793	$—	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951
Transitional adjustment on adoption of inventory standard	—	—	—	—	—	—	—	(403)	(403)
Common shares issued/issuable
For principal repayments on convertible notes payable	6,111,869	28,270	2,062	—	—	(6,044)	6,044	—	30,332
For interest payments on convertible notes payable	165,185	714	18	—	—	—	—	—	732
Tax effect of flow-through shares	—	(1,452)	—	—	—	—	—	—	(1,452)
Pursuant to unit offering, net of issue costs	2,800,000	9,575	—	—	—	—	—	—	9,575
Warrants Issued:
Pursuant to unit offering, net of issue costs		—	—	—	899	—	—	—	899
Warrants exercised	100	1	—	—	—	—	—	—	1
Stock-based compensation expense	311,251	1,313	—	632	—	—	—	—	1,945
Net loss for the year ended December 31, 2008	—	—	—	—	—	—	—	(160,679)	(160,679)

Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$—	$12,336	$(383,126)	$116,901

        Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and on the Company's website at www.napalladium.com.

QuickLinks

  Exhibit 3
North American Palladium Ltd. Consolidated Balance Sheets (expressed in thousands of Canadian dollars)
North American Palladium Ltd. Consolidated Statements of Operations, Comprehensive Loss and Deficit (expressed in thousands of Canadian dollars, except share and per share amounts)
North American Palladium Ltd. Consolidated Statements of Cash Flows (expressed in thousands of Canadian dollars)
Consolidated Statement of Shareholders' Equity (expressed in thousands of Canadian dollars, except share amounts)